Exhibit (a)(4)

Email Announcement of Offer to Employees

To: NetManage Employees
Employee Email From: Zvi Alon
Subject: Announcement of NetManage Stock Option Exchange Program

We are pleased to announce today that NetManage is implementing an employee compensation program involving a voluntary stock option exchange. The program is intended to address the recent price decline of NetManage’s stock and the resulting financial impact on our employees related to their vested and unvested stock options. This is a significant initiative by the Company, which requires a formal Tender Offer document filing with the Securities and Exchange Commission. As you might be aware, many of our outstanding options have exercise prices higher than the current market price of our common stock. By making it possible to exchange those outstanding options for new options that have an exercise price equal to the market value of our common stock on the new grant date, we intend to provide NetManage employees with the benefit of options that over time may have a greater potential to increase in value.

Beginning the week of May 26th, 2003, NetManage’s executives will be conducting meetings throughout the Company to explain this program and address your questions. You will be receiving detailed information on this program, and there is also information available on Zeke.

Please read all of the materials you receive carefully, especially the Summary Term Sheet. Whether to participate in the option exchange is an important decision that you need to make based upon your own individual financial situation and goals. Please understand that NetManage cannot advise you on that decision, and we have not authorized anyone to make any recommendation on our behalf as to your choices. You may want to consider soliciting the advice of a professional financial advisor so that you can make the best decision.

We are announcing this program in our ongoing efforts to continue providing a compensation structure that links your contributions to NetManage’s success, stockholder value, and your personal financial gain. After many weeks of intensive research, analysis and discussion internally and with outside experts, we have developed a program that builds on our existing equity compensation structure, providing an additional mechanism for potential meaningful financial gain over time for NetManage employees, whose enormous contributions are the cornerstone of our company’s success.

Regards

Zvi Alon

(a)(4)